Exhibit 99.1

Mynaric Selected for Next Phase of DARPA Program

Phase 1 Goal to Develop Benchtop Model of Next-Generation Optical Communications Terminal for Proliferated Space Domain

LOS ANGELES, August 10, 2022 – Mynaric has been selected as a key development partner to create a benchtop model of a next-generation optical communications terminal as part of Phase 1 of the Space-based adaptive communications node (Space-BACN) program of the Defense Advanced Research Projects Agency (DARPA). DARPA’s Space-BACN program envisions a low-cost, scalable optical communications terminal that could be reconfigured to work with various optical intersatellite link standards allowing seamless communication among government and private-sector proprietary satellites. The announcement follows the selection of Mynaric to participate in the Space-BACN program’s Phase 0 at the end of last year and represents Mynaric’s continued success with U.S. government customers that are a driving force for the deployment of space-based, optical communication capabilities.

“Our long-standing goal to develop and manufacture scalable, cost-effective and industrialized optical communications terminals is well aligned with the objectives of DARPA’s Space-BACN program,” said Joachim Horwath, CTO of Mynaric. “Providing an adaptable solution that can operate with any other terminal irrespective of an implemented laser communications standard and without compromising on performance and affordability is an important technical challenge. It’s a task we are more than happy to tackle for DARPA and that we consider as crucial for the development of future products.”

The 14-month Phase 1 of the Space-BACN program follows the 15-week Phase 0, which was focused on developing the architectural design of the terminal. Additionally, it precedes the 20-month Phase 2 which aims to build a prototype version of the future product.

“Laser communications is widely considered as the emerging backbone and the optical fiber equivalent for space-based communication networks,” said Tina Ghataore, CCO of Mynaric. “Unleashing the full utility of these networks will require seamless integration and interoperability between optical communication architectures of governmental and commercial customers. We are honored to be able to continue to contribute to these efforts for DARPA.”

Mynaric is pushing the industry with an aggressive product development and engineering roadmap with industrialized products that reduce size, weight, power and cost without compromising performance. The CONDOR Mk3 optical communications terminal already offers configurable data rate speeds between 100 Mbps and 100 Gbps delivering higher speeds based on the mission and ensuring compatibility with the Space Development Agency’s interoperability standard among others.

About Mynaric

Mynaric (Nasdaq: MYNA; Frankfurt Stock Exchange: M0Y) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.